EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
THE ACQUISITION OF CERTAIN CANADIAN ASSETS OF DEVON CANADA
CALGARY, ALBERTA – FEBRUARY 19, 2014 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces entering into an agreement relating to the acquisition of Devon Canada’s Canadian conventional assets, excluding Horn River and the heavy oil properties, for an aggregate cash consideration of $3.125 billion, effective January 1, 2014, with a targeted closing date of April 1, 2014. The acquired lands and production base are all located in Western Canada in areas adjacent or proximal to Canadian Natural’s current operations and are high quality, concentrated liquids-rich natural gas weighted assets, with additional light crude oil exposure. The current estimated production, before royalties, from the acquired properties is approximately 383 mmcf/d of natural gas, 10,800 bbl/d of light crude oil and 12,000 bbl/d of NGLs and is approximately 72% operated. Along with the production are associated key strategic facilities including 6 major owned and operated natural gas plants, with gross processing capacity in excess of 1,000 mmcf/d, and 4 major owned and operated oil batteries. Finally, the assets also include a high quality land base of approximately 2.2 million net acres of undeveloped land and 2.7 million net acres of royalty and fee simple lands. Company Gross proved reserves (excluding the royalty lands) associated with the acquisition, as evaluated by an independent qualified reserves evaluator as at December 31, 2013 using forecast prices and costs, were 272.2 million BOE.

The acquired asset package includes a royalty revenue stream which is targeted to earn approximately $75 million in cash flow during 2014.  Canadian Natural is reviewing the options to combine the acquired royalty revenue stream with its own royalty revenue portfolio for either the creation of a new vehicle to provide steady cash flow to current shareholders or monetization through a sale package later in 2014. The targeted cash flow from the combined royalty revenue streams is expected to be between $140 million and $150 million in 2014.

Commenting on the acquisition, Canadian Natural’s President Steve Laut stated, “This acquisition fits our strategy of opportunistically adding to our existing core areas, where we can provide immediate value, with the opportunity to add value in the future. The acquired assets are largely operated, as are the owned facilities and infrastructure; and are a very good fit with Canadian Natural’s existing assets and infrastructure.  The combined assets and infrastructure provide synergies to more effectively and efficiently operate once fully integrated.

Additionally, this acquisition provides significant upside in liquids-rich natural gas and light crude oil properties where we already operate and have a strong understanding of the geology and operating performance.  The acquisition provides immediate value to shareholders through production and cash flow, is accretive in earnings, cash flow and returns, and maintains our strong financial capacity to effectively execute our well defined plan.”

The following table summarizes key metrics included in the acquisition properties:

(Before Royalties)	Proved reserves1	Forecast current production
Natural gas	1,130 bcf	383 mmcf/d
Natural gas liquids	47.2 million bbl	12,000 bbl/d
Light crude oil	36.8 million bbl	10,800 bbl/d
BOE	272.2 million BOE	86,633 BOED

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1 Company Gross proved reserves using forecast pricing and costs, as evaluated by Deloitte, an independent qualified reserves evaluator retained by Devon Canada as at December 31, 2013.

Approximately 900 Devon Canada employees will be joining the Canadian Natural team, comprised of both field and head office personnel.

Upon completion of the acquisition, Canadian Natural will maintain its strong financial position with sufficient balance sheet flexibility to accommodate the acquisition. In addition, the Company has negotiated an additional $1 billion committed term facility with the Bank of Montreal, which is available upon closing. Balance sheet metrics, based upon current strip pricing, are targeted to exit 2014 with debt to book capitalization at approximately 30-31% (at low end of internal target) and debt to EBITDA at approximately 1.05-1.15x (below internal target range).

The transaction is subject to normal closing conditions and government approval.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CONFERENCE CALL

A conference call will be held at 7:00 a.m. Mountain Time, 9:00 a.m. Eastern Time on Wednesday, February 19, 2014. The North American conference call number is 1-800-766-6630 and the outside North American conference call number is 001-416-340-8527. Please call in about 15 minutes before the starting time in order to be patched into the call.

A taped rebroadcast will be available until 6:00 p.m. Mountain Time, Wednesday, February 26, 2014. To access the rebroadcast in North America, dial 1-800-408-3053. Those outside of North America, dial 001-905-694-9451. The pass code to use is 9119434.

WEBCAST

This call is being webcast and can be accessed on Canadian Natural’s website at www.cnrl.com. Presentation slides will be available on Canadian Natural’s website in PDF format shortly before the live conference call webcast.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone:	(403) 514-7777	STEVE W. LAUT President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance DOUGLAS A. PROLL Executive Vice-President
Facsimile:	(403) 514-7888
Email:	ir@cnrl.com
Website:	www.cnrl.com

Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com

2	Canadian Natural Resources Limited